SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.          )*

WideOpenWest, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

96758W101

(CUSIP Number)

    August 6, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/   Rule 13d-1(b)

/  /    Rule 13d-1(c)

/  /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP NO.: 96758W101	13G	Page 2 of 6 Pages

Amendment No.

1.	NAMES OF REPORTING PERSONS The Northwestern Mutual Life Insurance Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) / / (b) /X /
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,374,516
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,374,516

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,374,516
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): / /
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 11.1%
12.	TYPE OF REPORTING PERSON (See Instructions): IC

CUSIP NO.: 96758W101	13G	Page 3 of 6 Pages

Amendment No.

Item 1

(a)	Name of Issuer: WideOpenWest, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7887 East Belleview Avenue, Suite 1000, Englewood, Colorado, 80111

Item 2

(a)	Name of Person Filing: The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office: 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202

(c)	Citizenship or Place of Organization: Wisconsin

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 96758W101

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ / Broker or Dealer registered under Section 15 of the Act

(b)	/ / Bank as defined in section 3(a)(6) of the Act

(c)	/X/ Insurance company as defined in section 3(a)(19) of the Act

(d)	/ / Investment company registered under section 8 of the Investment Company Act of 1940

(e)	/ / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	/ / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

CUSIP NO.: 96758W101	13G	Page 4 of 6 Pages

Amendment No.

(g)	/ / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

(h)	/ / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	/ / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	/ / A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	/ / Group, in accordance with section 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a)      Amount Beneficially Owned: 9,374,516 shares. Of such amount, 286,284 shares are held directly by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). In addition, Northwestern Mutual may have direct or indirect voting and/or investment discretion over 9,088,232 shares which are held by its separate account, subsidiaries and/or other affiliates. Northwestern Mutual is reporting the combined holdings of these entities for the purpose of administrative convenience. All of these shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Northwestern Mutual is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

Northwestern Mutual Investment Management Company, LLC, a wholly owned company of Northwestern Mutual, serves as an investment advisor to Northwestern Mutual, its separate account, subsidiaries and/or other affiliates, and shares voting and investment power with respect to all of the

CUSIP NO.: 96758W101	13G	Page 5 of 6 Pages

Amendment No.

aforementioned holdings. Northwestern Mutual Investment Management Company, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.

(b)      Percent of Class: 11.1%

(c)      Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote: 9,374,516

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 9,374,516

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /    /.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Northwestern Mutual presently holds 286,284 shares of Issuer’s common stock for the benefit of its general account. In addition, Northwestern Mutual may have direct or indirect voting and/or investment discretion over 9,088,232 shares which are held by its separate account, subsidiaries and/or other affiliates. Northwestern Mutual is reporting the combined holdings of these entities for the purpose of administrative convenience. All of these shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Northwestern Mutual is, for the purposes of

CUSIP NO.: 96758W101	13G	Page 6 of 6 Pages

Amendment No.

Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11. The filing of this statement should not be construed as an admission that Northwestern Mutual is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

CUSIP NO.: 96758W101	13G	Page 7 of 6 Pages

Amendment No.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2019

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Carol L. Kracht
Carol L. Kracht
Vice President and Deputy General Counsel–Securities

5522655

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

CERTIFICATE OF ASSISTANT SECRETARY

The undersigned, as Assistant Secretary of The Northwestern Mutual Life Insurance Company, a Wisconsin corporation (“Northwestern Mutual”), hereby certifies to you as follows:

1.

Section 6.4 of the By-Laws of Northwestern Mutual grants the chairman of the board, the president, the chief investment officer, the general counsel, and such other persons as the Board of Trustees or Finance Committee of Northwestern Mutual may designate the authority to execute all instruments regarding investments in the name of Northwestern Mutual and to execute powers of attorney delegating that authority for the purpose of expediting a specific transaction or to facilitate foreign investing.

2.

Set forth below is a true, accurate and complete excerpt of the resolutions duly adopted by the Board of Trustees of Northwestern Mutual on December 15, 2014, authorizing certain persons authority to execute all instruments regarding investments in the name of Northwestern Mutual.

RESOLVED FURTHER, that the Vice President and Deputy General Counsel-Securities [of Northwestern Mutual] and the Vice President and Real Estate Counsel [of Northwestern Mutual] are authorized to execute investment instruments (other than derivatives instruments).

3.

Each of the persons named on attached Exhibit A hereto (by name and title) is on the date hereof the duly elected, qualified and acting incumbent of the office of Northwestern Mutual set forth opposite such person’s name, the signature set forth opposite the name is the genuine signature of such person.

4.	The By-Laws and resolutions of Northwestern Mutual referred to in this certificate have not been amended, modified or rescinded and remain in full force and effect as of the date hereof.

(Signatures on Next Page)

IN WITNESS WHEREOF, I have hereunto affixed my name as Assistant Secretary of Northwestern Mutual, and caused this certificate to be delivered this 15th day of August, 2019.

/s/ Christopher Eisold
Christopher Eisold, Assistant Secretary The Northwestern Mutual Life Insurance Company

STATE OF WISCONSIN	)
	)	ss.
COUNTY OF MILWAUKEE	)

Before me, a Notary Public in and for said County, personally appeared Christopher Eisold, as Assistant Secretary of The Northwestern Mutual Life Insurance Company, a Wisconsin corporation, and that by authority duly given and as the act of such entity, executed the foregoing instrument.

WITNESS my hand and official seal this 15th day of August, 2019.

/s/ Sandra D. Blum
Sandra D. Blum
Notary Public, State of Wisconsin

My commission Expires: July 31, 2023

SANDRA D. BLUM
NOTARY PUBLIC
STATE OF WISCONSIN

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EXHIBIT A

TO

CERTIFICATE OF ASSISTANT SECRETARY

Carol L. Kracht	Vice President and Deputy General Counsel-Securities Northwestern Mutual	/s/ Carol L. Kracht

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